

May 16, 2014

Via E-mail
Joseph E. Teichman
General Counsel
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

Re: **Lightstone Value Plus Real Estate Investment Trust III, Inc.**
       Registrant Statement on Form S-11
       Filed April 16, 2014
       File No. 333-195292

Dear Mr. Teichman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your revised disclosure that you "expect to invest a significant portion of [y]our funds in direct real estate investments and other equity investments." Please also disclose, if accurate, that you are not prohibited from investing all proceeds in debt interests, which may include bridge or mezzanine loans.

Appendix A, page A-1

2.   Please tell us why you have not presented Table II for Lightstone II. In that regard, we note that Table IV which includes certain compensation amounts paid to the sponsor has also not been included for Lightstone II.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Angela McHale, Senior Counsel, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Peter M. Fass
        Proskauer Rose LLP
        Via E-mail